SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2014

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

90, Buljeong-ro,

Bundang-gu, Seongnam-si,

Gyeonggi-do,

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 24, 2014
KT Corporation

By:	/s/ Youngwoo Kim
Name:	Youngwoo Kim
Title:	Vice President

By:	/s/ Jungsup Jung
Name:	Jungsup Jung
Title:	Team Leader

Correction Disclosure on Preliminary Earnings Release

Date of Correction: February 20, 2014

1.	Disclosure in reference to the correction : 4Q13 Preliminary Earnings Release

2.	Date of disclosure filing in reference to the correction : 28th January, 2014

3.	Reasons for correction: Corrections made to 4Q13 Preliminary Earnings Release

4.	Matters to be corrected :

Items to be corrected (unit: KRW millions)	Before correction	After correction
1. Consolidated Financial Statements

• 4Q13 Earnings Results

- Operating income (4Q13)	–149,368	–184,011
- Operating income (FY2013)	873,996	839,343
- Net income before tax (4Q13)	–379,921	–698,817
- Net income before tax (FY2013)	313,648	–5,258
- Net income (4Q13)	–300,652	–542,538
- Net income (FY2013)	181,645	–60,251
- Net income contributable to KT (4Q13)	–316,212	–558,546
- Net income contributable to KT (FY2013)	79,897	–162,437
1. Consolidated Financial Statements

• Year-on-year percentage of change (%)

- Operating income ( FY2013)	–27.7	–30.6
- Net income before tax (FY2013)	–77.8	TR
- Net income (FY2013)	–83.6	TR
- Net income contributable to KT (FY2013)	–92.4	TR

Correction Disclosure on Preliminary Earnings Results based on Consolidated Financials

Following information are based on preliminary results and may differ from the finalized figures.

1. Consolidated Financial Statements

		Current Quarter	Previous Quarter	QoQ Percentage of change		Same Quarter last year	YoY Percentage of change
(Unit: KRW million, %)		4Q13	3Q13	(%)		4Q12	(%)
Revenue	Quarterly Earnings	6,214,493	5,734,629		8.4	6,212,991	0.0
	Cumulative Earnings	23,810,623	17,596,130		—	23,856,375	–0.2
Operating income	Quarterly Earnings	–184,011	307,814		TR	25,541	TR
	Cumulative Earnings	839,343	1,023,364		—	1,209,232	–30.6
Income before tax	Quarterly Earnings	–698,817	197,281		TR	106,659	TR
	Cumulative Earnings	–5,258	693,570		—	1,414,841	TR
Net income	Quarterly Earnings	–542,538	136,313		TR	92,776	TR
	Cumulative Earnings	–60,251	482,297		—	1,105,439	TR
Net income contributable to KT	Quarterly Earnings	–558,546	106,008		TR	88,809	TR
	Cumulative Earnings	–162,437	396,109		—	1,046,127	TR
2. Details of Information released		Information Provider		IR, Financial Management Office, KT
		Information Available for;		Investors, Analysts, Media
		Date of Information released		11:00am, January 28, 2014
		Name of the Event (Venue)		Preliminary 4Q13 Earnings Release (Conference Call)
3. Other information (Disclaimer)				•	Above financials have been prepared in accordance with K-IFRS.
				•	Above financial results have been prepared in accordance with amendments to K-IFRS 1001 (Presentation Financial Statements)
				•	Effects of amendments to K-IFRS 10 (Guidance for consolidated financials) have been reflected retroactively from FY2012 for comparison purposes
				•	Above financials have been prepared based on preliminary results and are subject to change after the external auditors’ audit.
				•	Please visit following website for additional information.